UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sotera Health Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

83601L 102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83601L 102	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GTCR INVESTMENT XI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 198,216,494 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 79,286,597

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,216,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.69% (2)
12	TYPE OF REPORTING PERSON OO

(1)

As more fully described in Item 4 of this Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 198,216,494 shares of Common Stock of the Issuer (approximately 69.7% of the outstanding shares of Common Stock of the Issuer), of which 118,929,897 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities’ Form 3/A, filed with the U.S. Securities and Exchange Commission (“Commission”) on November 23, 2020. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)

Based on a total of approximately 284,421,755 shares of Common Stock of Sotera Health Company (the “Issuer”) outstanding as of November 24, 2020, as reported in “The Offering” in the Issuer’s Form 424B filed with the Commission on November 23, 2020.

CUSIP No. 83601L 102	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GTCR FUND XI/A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 198,216,494 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 62,928,028

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,216,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.69% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 198,216,494 shares of Common Stock of the Issuer (approximately 69.7% of the outstanding shares of Common Stock of the Issuer), of which 118,929,897 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities’ Form 3/A, filed with the Commission on November 23, 2020. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)

Based on a total of approximately 284,421,755 shares of Common Stock of the Issuer outstanding as of November 24, 2020, as reported in “The Offering” in the Issuer’s Form 424B filed with the Commission on November 23, 2020.

CUSIP No. 83601L 102	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GTCR FUND XI/C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 198,216,494 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,854,227

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,216,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.69% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 198,216,494 shares of Common Stock of the Issuer (approximately 69.7% of the outstanding shares of Common Stock of the Issuer), of which 118,929,897 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities’ Form 3/A, filed with the Commission on November 23, 2020. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)

Based on a total of approximately 284,421,755 shares of Common Stock of the Issuer outstanding as of November 24, 2020, as reported in “The Offering” in the Issuer’s Form 424B filed with the Commission on November 23, 2020.

CUSIP No. 83601L 102	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GTCR CO-INVEST XI LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 198,216,494 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 504,342

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,216,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.69% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 198,216,494 shares of Common Stock of the Issuer (approximately 69.7% of the outstanding shares of Common Stock of the Issuer), of which 118,929,897 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities’ Form 3/A, filed with the Commission on November 23, 2020. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)

Based on a total of approximately 284,421,755 shares of Common Stock of the Issuer outstanding as of November 24, 2020, as reported in “The Offering” in the Issuer’s Form 424B filed with the Commission on November 23, 2020.

CUSIP No. 83601L 102	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GTCR PARTNERS XI/A&C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 198,216,494 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 78,782,255

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,216,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 69.69% (2)
12	TYPE OF REPORTING PERSON PN

(1)

As more fully described in Item 4 of this Schedule 13G, the GTCR Investors are party to a Stockholders Agreement with the Warburg Pincus Investors and certain other holders of Common Stock of the Issuer. The GTCR Investors, together with the Warburg Pincus Investors, hold an aggregate total of 198,216,494 shares of Common Stock of the Issuer (approximately 69.7% of the outstanding shares of Common Stock of the Issuer), of which 118,929,897 shares of Common Stock are publicly reported as being owned by the Warburg Pincus Investors in such entities’ Form 3/A, filed with the Commission on November 23, 2020. Although the GTCR Reporting Persons may be deemed to beneficially own the Common Stock held as of record by the Warburg Pincus Investors as a result of the Stockholders Agreement, each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock other than the shares of Common Stock of the Issuer owned of record by such GTCR Reporting Person. The percentages used herein have been determined in accordance with footnote 2 below. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(2)

Based on a total of approximately 284,421,755 shares of Common Stock of the Issuer outstanding as of November 24, 2020, as reported in “The Offering” in the Issuer’s Form 424B filed with the Commission on November 23, 2020.

Item 1(a).	Name of Issuer:

The name of the issuer is Sotera Health Company, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 9100 South Hills Blvd, Suite 300 Broadview Heights, Ohio 44147.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by (i) GTCR Fund XI/A LP, a Delaware limited partnership (“Fund XI/A”), (ii) GTCR Fund XI/C LP, a Delaware limited partnership (“Fund XI/C”), (iii) GTCR Co-Invest XI LP, a Delaware limited partnership (“Co-Invest XI”, and together, with Fund XI/A and Fund XI/C, the “GTCR XI Funds”), (iv) GTCR Partners XI/A&C LP, a Delaware limited partnership (“Partners XI/A&C”) and the general partner of each of Fund XI/A and Fund XI/C, and (v) GTCR Investment XI LLC, a Delaware limited liability company (“Investment XI”) and the general partner of Co-Invest XI and Partners XI/A&C. Investment XI is managed by a board of managers (the “GTCR Board of Managers”) consisting of Mark M. Anderson, Craig A. Bondy, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman, David A Donnini, Constantine S. Mihas and Collin E. Roche, and no single person has voting or dispositive authority over the shares of Common Stock. The GTCR XI Funds, Partners XI/A&C and Investment XI are collectively referred to herein as the “GTCR Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the GTCR Reporting Persons is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

83601L 102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

☒	Not applicable

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each GTCR Reporting Person and is incorporated herein by reference for each such GTCR Reporting Person.

On November 19, 2020, (i) the Issuer, (ii) Warburg Pincus Private Equity XI, L.P., Warburg Pincus Private Equity XI-B, L.P., Warburg Pincus Private Equity XI-C, L.P., WP XI Partners, L.P. and Bull Co-Invest, L.P. (collectively, the “Warburg Pincus Sponsors”), (iii) the GTCR XI Funds and (iv) certain other holders of Common Stock of the issuer ( the “Other Investors”), entered into a Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement sets forth certain governance arrangements with respect to the Issuer, transfer restrictions on Other Investors and indemnification matters. Pursuant to the Stockholders Agreement, each of the Warburg Pincus Sponsors and the GTCR XI Funds has agreed to vote the shares of Common Stock of the Issuer that each holds of record in a certain manner on matters related to the election of certain directors appointed by the Warburg Pincus Sponsors and the GTCR XI Funds. The Warburg Pincus Sponsors and the GTCR XI Funds hold an aggregate total of 198,216,494 shares of Common Stock of the Issuer (approximately 69.7% of the outstanding shares of Common Stock of the Issuer), including 79,286,597 shares of Common Stock of the Issuer that are publicly reported as being owned by the GTCR XI Funds and 118,929,897 shares of Common Stock of the Issuer that are publicly reported as being owned by the Warburg Pincus Sponsors. The GTCR Reporting Persons are not entitled to any rights as a shareholder of the Issuer with respect to the shares of Common Stock of the Issuer beneficially owned by the Other Investors or the Warburg Pincus Sponsors except as expressly set forth in the Stockholders Agreement and the GTCR Reporting Persons do not have dispositive power over the Common Stock owned by the Warburg Pincus Sponsors. Each GTCR Reporting Person and each of the individual members of the GTCR Board of Managers expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by a GTCR Reporting Person. The number of shares of Common Stock of the Issuer owned by each GTCR Reporting Person as set forth in Rows 5 – 11 of their respective cover pages to this Schedule 13G does not reflect the aggregate shares of Common Stock of the Issuer owned by the Other Investors.

The aggregate total of 118,929,897 shares of Common Stock of the Issuer indicated in this Schedule 13G as being beneficially owned by the Warburg Pincus Sponsors is derived from the Warburg Pincus Sponsors’ two Form 3/As, each filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 23, 2020, and is not purported to be an accurate representation of the Warburg Pincus Sponsors’ beneficial ownership as of the date of this Schedule 13G. The Warburg Pincus Sponsors are responsible for reporting their beneficial ownership of shares of Common Stock of the Issuer on their own behalf, and the GTCR Reporting Persons disclaim responsibility for reporting the shares of Common Stock of the Issuer beneficially owned by the Warburg Pincus Sponsors.

The percentages used herein are calculated based upon the 284,421,755 shares of Common Stock of Sotera Health Company (the “Issuer”) outstanding as of November 24, 2020, as reported in “The Offering” in the Issuer’s Form 424B filed with the U.S. Securities and Exchange Commission (“Commission”) on November 23, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

(1) The GTCR Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of the Exchange Act. The joint filing agreement among the GTCR Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

(2) Each GTCR Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the issuer owned of record by such GTCR Reporting Person.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

GTCR INVESTMENT XI LLC
By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal.

GTCR FUND XI/A LP
By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal of GTCR Investment XI LLC, the general partner of GTCR Partners XI/A&C LP, the general partner of GTCR FUND XI/A LP

GTCR FUND XI/C LP
By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal of GTCR Investment XI LLC, the general partner of GTCR Partners XI/A&C LP, the general partner of GTCR FUND XI/C LP

GTCR CO-INVEST XI LP

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal of GTCR Investment XI LLC, the general partner of GTCR CO-INVEST XI LP

GTCR PARTNERS XI/A&C LP

By:	/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Principal of GTCR Investment XI LLC, the general partner of GTCR PARTNERS XI/A&C LP